Via Facsimile and U.S. Mail
Mail Stop 6010

July 6, 2006

Mr. Peter S. Roddy
Chief Financial Officer
Pain Therapeutics, Inc.
416 Browning Way
San Francisco, CA 94080

  Re: **Pain Therapeutics, Inc.**
    Form 10-K for the year ended December 31, 2005
    Filed February 24, 2006
    File No. 000-29959

Dear Mr. Roddy:

  We have completed our review of your Form 10-K and have no further comments at this time.

       Sincerely,

       Kevin Woody
       Branch Chief